Robert L. Kaintz

Secretary Furniture Brands International 101 South Hanley Road St. Louis, Missouri 63105 314-862-7131 Tel 314-863-5306 Fax bkaintz@furniturebrands.com

March 14, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC  20549

                                                          RE:       Annual Report — Form 10-K

                                                                        Furniture Brands International, Inc.

Dear Sir or Madam:

                Please find enclosed for filing the above-referenced report with exhibits, which covers the fiscal year that ended December 31, 2005.  The Company hereby advises you that the financial statements in the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices except for the following:  certain warehouse expenses historically classified as selling, general and administrative expenses have been reclassified to cost of sales.  We have reclassified these expenses for all periods presented.

                This filing is being affected by direct transmission to the Commission’s EDGAR system.

                                                                                                Very truly yours,

                                                                                                /s/ Robert L. Kaintz

                                                                                                Robert L. Kaintz

                                                                                                Secretary

RLK/djb

Enclosure